SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                           OMNI MEDICAL HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    68214H101
                                 (CUSIP Number)


                                                                copy to:
            Thom Waye                                    Gary T. Moomjian, Esq.
   Sigma Capital Advisors, LLC                           Moomjian & Waite, LLP
         800 Third Avenue                               100 Jericho Quadrangle
            Suite 1701                                         Suite 225
     New York, New York 10022                          Jericho, New York 11753


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               Page 1 of 12 pages

     ----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No.  68214H101                 13D                     Page 2 of 12 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sigma Opportunity Fund, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                   (b)   [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *

   WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7.      SOLE VOTING POWER     1,218,750 (See Item 4)
  SHARES
  BENEFICIALLY           -------------------------------------------------------
  OWNED BY               8.      SHARED VOTING POWER -0-
  EACH
  REPORTING              -------------------------------------------------------
  PERSON WITH            9.      SOLE DISPOSITIVE POWER   1,218,750 (See Item 4)

                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,218,750 (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9% (See Item 4)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No.  68214H101                 13D                     Page 3 of 12 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Sigma Capital Advisors, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                   (b)   [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *

   00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7.      SOLE VOTING POWER     1,500,000 (See Item 4)
  SHARES
  BENEFICIALLY           -------------------------------------------------------
  OWNED BY               8.      SHARED VOTING POWER -0-
  EACH
  REPORTING              -------------------------------------------------------
  PERSON WITH            9.      SOLE DISPOSITIVE POWER   1,500,000 (See Item 4)

                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,500,000 (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7% (See Item 4)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No.  68214H101                 13D                     Page 4 of 12 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Sigma Capital Partners, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                   (b)   [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *

   00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7.      SOLE VOTING POWER     1,500,000 (See Item 4)
  SHARES
  BENEFICIALLY           -------------------------------------------------------
  OWNED BY               8.      SHARED VOTING POWER -0-
  EACH
  REPORTING              -------------------------------------------------------
  PERSON WITH            9.      SOLE DISPOSITIVE POWER   1,500,000 (See Item 4)

                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,500,000 (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.7% (See Item 4)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No.  68214H101                 13D                     Page 5 of 12 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Thom Waye
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                   (b)   [x]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS *

   00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF              7.      SOLE VOTING POWER     1,500,000 (See Item 4)
  SHARES
  BENEFICIALLY           -------------------------------------------------------
  OWNED BY               8.      SHARED VOTING POWER -0-
  EACH
  REPORTING              -------------------------------------------------------
  PERSON WITH            9.      SOLE DISPOSITIVE POWER   1,500,000 (See Item 4)

                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,500,000 (See Item 4)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7% (See Item 4)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON *
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCITONS BEFORE FILLING OUT

Item 1.   Security and Issuer.

     This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Omni Medical Holdings, Inc., a Utah corporation (the "Company"). The principal executive office of the Company is located at 1257 Lake Plaza Drive, Suite 219, Colorado Springs, Colorado 80906.

Item 2.   Identity and Background.

     (a) This statement is being jointly filed by Sigma Opportunity Fund, LLC ("Sigma Fund"), Sigma Capital Advisors, LLC ("Sigma Advisors") and Sigma Capital Partners, LLC ("Sigma Partners"), each a Delaware limited liability company, and Thom Waye. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

        (i)     Sigma Opportunity Fund, LLC, a private investment fund;
        (ii) Sigma Capital Advisors, LLC, which serves as the managing member of Sigma Opportunity Fund, LLC;
        (iii) Sigma Capital Partners, LLC, which is the sole member of Sigma Capital Advisors, LLC;
        (iv) Thom Waye, who is the sole member of Sigma Capital Partners, LLC and who has the power to vote and dispose of the Company's shares owned by the Reporting Persons.

     (b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

     (c) The principal business of Sigma Fund is investing in securities. The principal business of Sigma Advisors is to serve as managing member of Sigma Fund. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Citizenship of each Reporting Person is as follows:

        (i)     Sigma Opportunity Fund, LLC--Delaware;
        (ii)    Sigma Capital Advisors, LLC--Delaware;
        (iii)   Sigma Capital Partners, LLC--Delaware;

(iv) Thom Waye--United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4, Sigma Fund entered into a Note Purchase Agreement (as defined below), pursuant to which Sigma Fund purchased a senior note of the Company and the Company issued warrants to purchase 6,000,000 pre-split shares of Common Stock for an aggregate purchase price of $400,000. The funds required for the purchase of the promissory note and warrants were obtained from the investment funds of the Sigma Fund.

Item 4.  Purpose of Transaction.

     The  Reporting  Persons  purchased  the  note  and  warrants  based  on the
Reporting Persons' belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons' deem that such a transaction represents an attractive investment opportunity.

Note Purchase Agreement

     On October 26, 2005 (the "Closing Date"), Sigma Fund and the Company entered into a Note Purchase Agreement (the "Agreement"), pursuant to which, among other things, the Company sold to Sigma Fund a senior note and issued warrants to purchase up to 6,000,000 pre-split shares of Common Stock in consideration for $400,000 in cash. The Company effected a one-for-four reverse split of its outstanding Common Stock on November 4, 2005, reducing the number of outstanding shares of Common Stock to 12,500,000. This reduced the number of shares of Common Stock issuable under the warrant to 1,500,000.

     Assuming conversion in full of all the shares underlying the warrants issued to Sigma Fund into Common Stock on the Closing Date, Sigma Fund would own beneficially 8.9% of the Common Stock issued and outstanding and the remaining Reporting Persons would own beneficially 10.7% of the Common Stock issued and outstanding. The warrants are exercisable at $.004 per share, subject to the anti-dilution adjustments as provided in the warrant.

     The  following  are  certain  material  provisions  of  the  Note  Purchase
Agreement:

     Registration Rights. The Securities Purchase Agreement grants the holders of the warrants registration rights with respect to the shares of Common Stock underlying the warrants, by which the Company must file a registration statement for such shares no later than January 24, 2006. In addition, the holders of the warrants are also granted piggyback registration rights.

     Right of First Refusal. Sigma Fund was granted rights of first refusal in connection with certain future offerings by the Company.

Other Material Considerations

     Sigma Fund may acquire additional securities of the Company from time to time or may similarly dispose of such securities so as to meet its investment objectives.

Plans or Proposals of the Reporting Persons

     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of the Company's Common Stock owned by each Reporting Person is as follows:

                (i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 1,218,750
                        Percentage: 8.9%
                (ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 1,500,000
                        Percentage: 10.7%
                (iii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Partners:
                        1,500,000 Percentage: 10.7%
                (iv) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Thom Waye: 1,500,000
                        Percentage: 10.7%

          (b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

                (i)     1. Sole power to vote or to direct vote: 1,218,750
                        2. Shared power to vote or to direct vote: -0-
                        3. Sole power to dispose or to direct the disposition:

                           1,218,750
                        4. Shared power to dispose or to direct the disposition:
                           -0-

                (ii)    1. Sole power to vote or to direct vote: 1,500,000
                        2. Shared power to vote or to direct vote: -0-
                        3. Sole power to dispose or to direct the disposition:
                           1,500,000
                        4. Shared power to dispose or to direct the disposition:
                           -0-

                (iii)   1. Sole power to vote or to direct vote: 1,500,000
                        2. Shared power to vote or to direct vote: -0-
                        3. Sole power to dispose or to direct the disposition:
                           1,500,000
                        4. Shared power to dispose or to direct the disposition:
                           -0-

                (iv)    1. Sole power to vote or to direct vote: 1,500,000
                        2. Shared power to vote or to direct vote: -0-
                        3. Sole power to dispose or to direct the disposition:
                           1,500,000
                        4. Shared power to dispose or to direct the disposition:
                           -0-

          (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

          (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     10.1 Note Purchase Agreement dated as of October 26, 2005 by and between the Company and Sigma Fund (incorporated herein by reference to the Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 4, 2005.)

     99.1 Joint Filing Agreement by and among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye, dated November 7, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2005


                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                                     /s/Thom Waye
                                    -----------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL ADVISORS, LLC

                                     /s/Thom Waye
                                    -----------------------------
                           BY:      Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC

                                     /s/Thom Waye
                                    -----------------------------
                           BY:      Thom Waye, Sole Member

                                    /s/Thom Waye
                                    -----------------------------
                                    Thom Waye

                                                                   EXHIBIT 99.1



                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT (this " Agreement"), dated as of November 7, 2005, among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC and Sigma Capital Partners, LLC , each a Delaware limited liability company, and Thom Waye (collectively, the "Joint Filers").

                                   WITNESSETH
                                   ----------

     WHEREAS,  as of the date  hereof,  each of the  Joint  Filers  is  filing a
Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to securities of Omni Medical Holdings, Inc. (the "Schedule 13D");

     WHEREAS,  each of the Joint  Filers is  individually  eligible  to file the
Schedule 13D;

     WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

     3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.


                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC

                                     /s/Thom Waye
                                    ---------------------------------
                                    Thom Waye, Manager

                                    SIGMA CAPITAL ADVISORS, LLC

                                    /s/Thom Waye
                                    ---------------------------------
                           BY:      Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC


                                    /s/Thom Waye
                                    ---------------------------------
                           BY:      Thom Waye, Sole Member


                                    /s/Thom Waye
                                    ---------------------------------
                                    Thom Waye